SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The ONE Group Hospitality, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88338K103

(CUSIP Number)

Mr. Gregory Harnish

Anson Funds

155 University Avenue, Suite 207

Toronto, ON MSH 387

(416) 572-1766

With a copy to:

David E. Danovitch, Esq.

Robinson Brog Leinwand Greene Genovese & Gluck P.C.

875 Third Avenue, 9th Floor

New York, New York 10022

(212)-603-6300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☑.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88338K103	13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Anson Investments Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,472,921
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,472,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,112,921(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IA, PN

(1)	This number includes 640,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons.

CUSIP No. 88338K103	13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Anson Funds Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,472,921
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,472,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,112,921(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IA, PN

(2)	This number includes 640,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons.

CUSIP No. 88338K103	13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Anson Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,472,921
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,472,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,112,921(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON HC, OO

(3)	This number includes 640,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons.

CUSIP No. 88338K103	13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Bruce R. Winson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,472,921
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,472,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,112,921(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON HC, IN

(4)	This number includes 640,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons.

CUSIP No. 88338K103	13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Anson Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,472,921
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,472,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,112,921(5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON CO

(5)	This number includes 640,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons.

CUSIP No. 88338K103	13D/A	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON Adam Spears
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,472,921
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,472,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,112,921(6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

(6)	This number includes 640,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons.

CUSIP No. 88338K103	13D/A	Page 8 of 10 Pages

1	NAME OF REPORTING PERSON Moez Kassam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,472,921
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,472,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,112,921(7)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

(7)	This number includes 640,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons.

CUSIP No. 88338K103	13D/A	Page 9 of 10 Pages

On December 31, 2016 Anson Funds Management LP (d/b/a Anson Group), a Texas limited partnership, Anson Management GP LLC, a Texas limited liability company, Mr. Bruce R. Winson, the principal of Anson Funds Management LP and Anson Management GP LLC, Anson Advisors Inc. (d/b/a Anson Funds), an Ontario, Canada corporation, Mr. Adam Spears, a director of Anson Advisors Inc., and Mr. Moez Kassam, a director of Anson Advisors Inc. (collectively, the “Initial Reporting Persons”), jointly filed a Statement of Beneficial Ownership on a Form 13G pursuant to Rule 240.13d-1(b) of the Securities Exchange Act of 1934 (the “Act”) with the Securities and Exchange Commission (the “SEC”). On August 4, 2017, the Initial Reporting Persons, as well as Anson Investments Master Fund LP, a Cayman Islands limited partnership, who was originally eligible to file with the Initial Reporting Persons on the Original 13G (the Anson Investments Master Fund together with the Initial Reporting Persons are hereafter collectively referred to as the “Reporting Persons”), jointly filed a Statement of Beneficial Ownership on Schedule 13D (the “Original Schedule 13D”) pursuant to Rule 240.13d-1(e) of the Act to reflect an intention by the Initial Reporting Persons to hold the securities with a purpose or effect of changing or influencing control of the issuer. The Original Schedule 13D was amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on November 16, 2017 by the Reporting Persons, to reflect a change in the percentage of ownership of shares by the Reporting Persons.

Whereas, pursuant to § 240.13d-1(h) of the Act, the Reporting Persons qualify to file a Statement of Beneficial Ownership on a Form 13G under Rule 240.13d-1(b) of the Act which, among other things, requires that the Reporting Persons “acquired such securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect” This Amendment No. 2 to the Original Schedule 13D (this “Amendment No. 2”) constitutes the final amendment to the Reporting Persons’ Schedule 13D and an exit filing for the Reporting Persons,

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The purpose of the holding of the securities of the Issuer by the Reporting Persons is solely for investment purposes, and, pursuant to Section 240.13d-1(b) is in the “ordinary course of the business” of the Reporting Persons and “not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to § 240.13d-1(b) and § 240.13d-1(c) of the Act, other than activities solely in connection with a nomination under § 240.14a-11 of the Act.”

Exhibits

Exhibit 99.1	Joint Filing Agreement dated March 2, 2018, by and among Anson Investments Master Fund LP, Anson Funds Management LP, Anson Management GP LLC, Mr. Winson, Anson Advisors Inc., Mr. Spears and Mr. Kassam.

CUSIP No. 88338K103	13D/A	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Amendment No. 2 with respect to the shares of Common Stock of the Company.

Dated: March 2, 2018

ANSON INVESTMENTS MASTER FUND LP

By: ANSON ADVISORS INC.

By:	/s/ Adam Spears
Adam Spears
Director

By:	/s/ Moez Kassam
Moez Kassam
Director

ANSON FUNDS MANAGEMENT LP

By: Anson Management GP LLC, its general partner

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

ANSON MANAGEMENT GP LLC

By:	/s/ Bruce R. Winson
Bruce R. Winson
Manager

/s/ Bruce R. Winson
Bruce R. Winson

ANSON ADVISORS INC.

By:	/s/ Adam Spears
Adam Spears
Director

By:	/s/ Moez Kassam
Moez Kassam
Director

/s/ Adam Spears
Adam Spears

/s/ Moez Kassam
Moez Kassam